Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
U.S.A.

December 19, 2005

Re:	Royal & Sun Alliance Insurance Group plc Form 20-F for the fiscal year Ended December 31, 2004 File Number: 001-15146

Dear Mr. Rosenberg:

Thank you for your letter to our Chief Executive Officer, Andrew Haste, dated November 28, 2005, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) and our responses of October 20, 2005 to your comment letter of September 22, 2005. As Chief Financial Officer of Royal & Sun Alliance Group plc (“Royal & Sun Alliance”), I will respond on Royal & Sun Alliance’s behalf.

As requested in your letter, the numbered paragraphs below correspond with the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter (in italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP.

It is important to note that for our 2005 Form 20-F we will be transitioning from U.K. GAAP to International Financial Reporting Standards (“IFRS”). The introduction of IFRS will cause us to significantly amend a number of the disclosures in the Form 20-F. We therefore propose that where, in the following paragraphs, we have presented additional background information in a disclosure-type format, the additional disclosures be made as part of the 2005 Form 20-F along with the IFRS changes.

Form 20-F for the Fiscal year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 97

1. Please refer to prior comment one. The restructuring of the US operations and sale of the life operations appears to have significantly reduced cash flow and eliminated important sources of future liquidity. While you propose some forward-looking disclosures such as reorganization costs expected to be incurred and expected annual savings and associated costs, the majority of your discussion appears to be historical in nature. Please tell us in a disclosure-type format the expected impact of your reorganization and restructuring programs on your future operating results and liquidity and capital resources. Include a comprehensive forward-looking discussion of related known trends, demands, commitments and uncertainties. Refer to Financial Reporting Codification Section 501.02.

Response:

In September 2003, following a number of years of operating losses, we announced plans to restructure our US business including the sale of renewal rights to Travelers. In 2003 our US Operation had a net cash outflow from operating activities of £291m. Our US Operation continued to be loss making during 2004 and recorded an operating loss of £274m. Accordingly, our US Operation has not been a source of liquidity in recent years, having recorded operating losses for 2001 and each subsequent year. In future years we believe cash flow will be broadly neutral as investments are liquidated to settle outstanding claims on the US business.

Net cash flows accruing to the shareholders from the profits of our life insurance businesses in the United Kingdom and Denmark was £160m in 2003. In 2004 our discontinued Life businesses contributed £409m out of our net shareholder cash inflow from operating activities of £697m. The £409m of net cash inflow included a one-time amount of £320m related to repayment of a loan made by the shareholders to our UK Life business, with the balance of £89m representing operating cash flows accruing to the shareholders principally arising from life insurance business profits for the nine month period until disposal.

Proceeds from the disposal in 2004 of our Life insurance businesses in the United Kingdom and Denmark as set out in note 25 on page F-50 were £1,065m. These proceeds have been retained within our property and casualty business and we anticipate that in future periods the resulting investment return will compensate for the loss of the operating cash flows previously arising from our life insurance business profits. Accordingly, in broad terms, we believe the disposal of the life businesses will be cash flow neutral from a shareholder perspective.

We do not believe that the restructuring of our US Operations and sale of our life insurance businesses has eliminated an important source of future liquidity and cash flows. Accordingly, we did not deem it appropriate to make any further comment on the impact on our future liquidity and capital resources and therefore would not propose to make any changes to the Form 20-F.

Critical Accounting Policies, page 103

2 Please refer to prior comment three. You state that you do not derive statistical loss distributions or confidence levels around reserving estimates. However, you also state that in selecting the best reserve estimate, you consider the appropriateness of each method to the individual circumstances of the reserve class and underwriting year and consider key “variability factors” such as trends in loss severity, general economic conditions, future loss cost inflation and judicial trends. Please tell us in a disclosure-type format how the individual circumstances of each reserve class and accident year warrant use of different reserve methods. We are particularly interested in the degree of conservatism inherent in these different reserve methods and how often and under what circumstances the reserve method is changed for a reserve class and underwriting year. Also, describe how you judgementally adjust the reserve projection for “variability factors” in developing your best reserve estimate. Quantify the impact of these “variability factors” adjustments on your reserve projections for each year presented. Link this discussion with your explanation of changes in prior year reserve estimates.

Response:

In our previous response we outlined the methodology we adopted in estimating our loss reserves:

“The Company’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each method to the individual circumstances of the reserve class and underwriting year. The projections given by various methods include (but are not limited to) incurred development methodologies, paid development methods, paid Borhuetter Ferguson methods, incurred Borhuetter Ferguson methods and loss ratio methods. This process is designed to select the most appropriate best estimate. The Company does not derive statistical loss distributions or confidence levels around its reserving estimates and as a result do not have reserve range estimates to disclose.”

The following is indicative of the disclosures we propose for our 2005 Form 20-F. The following section would replace the wording currently on page 103 of our 2004 20-F in the Technical Provisions section from paragraph 3 (ie we retain existing wording for UPR and life (as amended for 2005).

Property & Casualty (taken from pages 40/41 of 2004 Form 20-F)

We establish property and casualty loss reserves to account for the anticipated ultimate costs of all losses and related loss adjustment expenses (‘‘LAE’’) on losses that have already occurred. We establish reserves for reported losses and LAE, as well as for incurred but not yet reported (‘‘IBNR’’) losses and LAE. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We also consider the development of loss payment trends, levels of unpaid claims, judicial decisions and economic conditions.

We use a variety of statistical techniques and a number of different bases to set reserves, depending on the business unit and line of business in question. Our reserving managers consider claims developments separately for each line of business and subdivide certain lines of business by major claim types or subclassifications of business. Large claims impacting each relevant account are also generally assessed separately, either being reserved at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Reserves are calculated gross of any reinsurance recovery, with a separate asset recorded for the reinsurer’s share having due regard to collectability.

Claims provisions relating to long term permanent disability claims in the United States and Scandinavia are included after reflecting interest expected to be earned. In addition, claims are similarly discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date has been used as a guide. The total discount applied to these reserves was £721 million in 2004 and £662 million in 2003. The income statement impact of this discounting was a £156 million credit in 2004 and a £133 million credit in 2003. Other than with respect to the above reserves, we do not record reserves on a discounted basis.

We analyse claims progressions according to calendar year accident periods, underwriting years and notification years, with allowances for pure IBNR claims affected in the last instance by way of analyses of claims notification delay tables.

The process of estimating loss reserves is subject to a number of internal and external variables such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items involve considerable uncertainty. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to us. We continually refine reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. We reflect adjustments to reserves in the results of the periods in which we make such adjustments. In establishing reserves, we take into account estimated recoveries for salvage and subrogation.

We derive reserves for reported losses and LAE from estimates of future payments that will be made in respect of reported losses, including settlement costs, having regard to our particular experience with the type of risk involved.

Local regulation in some countries also requires the establishment of catastrophe equalization reserves. Such reserves defer a portion of income with respect to a line of business to future periods in which catastrophe losses might occur (as a result of such factors as hail, nuclear incidents, storms, floods and pollution) in that line of business. Catastrophe equalization reserves are required under U.K. statutory requirements to be presented under the heading ‘‘Technical Provisions’’ in our consolidated balance sheet. Catastrophe equalization reserves are not included in the loss development tables and the reconciliation of reserves for losses and LAE presented within “Item 4 – Information on the Company – Property and Casualty Reserves”.

From time to time we supplement our claims and underwriting processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses and LAE will not exceed existing loss reserves. Actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements.

We believe based on the information currently available to us that, overall, our loss reserves as of December 31, 2005 were appropriate.

The following table shows loss and loss adjustment expense reserves by region as of December 31, 2005, net of reinsurance:

	Personal	Commercial	Total
	£’m	£’m	£’m
U.K.	X	X	X
U.S.	X	X	X
Scandinavia	X	X	X
International	X	X	X

Total	X	X	X

Reserving for non-Asbestos reserves:

How non-Asbestos reserves are set

We analyse reserves by line of business within the various regions. A single line of business may be written in one or more of the regions. Case reserves are established on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which claims data (e.g. paid claims and case reserves) emerge over a long period of time are referred to as long-tail lines of business. Lines of business for which claims data emerge more quickly are referred to as short-tail lines of business. Within the Group’s operations a typical short-tail line of business is property. The longest tail lines of business include personal accident in Scandinavia, workers’ compensation in USA, commercial liability, and professional liability.

Our reserving managers regularly review reserves for both current and prior accident years using the most current claim data. These reserve reviews incorporate a variety of actuarial methods and judgments and involve extensive analysis. For most lines of business, a variety of actuarial methods are reviewed and the reserving managers select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input from claims personnel, underwriters and operating management on reported claims trends and other factors that could affect the reserve estimates.

For short-tail lines of business, development of paid claims and case reserves is reliable and indicative of ultimate losses. The method used is based on the amount of paid and case estimates for reported claims.

For long-tail lines of business, initial development of paid claims and case reserves is less reliable and, accordingly, may not be fully indicative of ultimate losses. For this reason, within these lines, methods which incorporate a development pattern assumption are given less weight in calculating the reserves for the early stages of loss development. The estimation of reserves for these lines of business in the early stages of claims development is therefore largely influenced by prior accident years’ loss ratios and changes to pricing, claimscosts, mix of business, ceded reinsurance andother factors that are expected to affect the loss ratio. For later periods of loss emergence, methods which incorporate a development pattern assumption are given more weight in estimating ultimate losses.

Based on the results of the reserve reviews and after consideration of other factors such as the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business, we determine the appropriate level of reserves to book.

[In our 2005 Form 20-F we will include a section on main developments in 2005]

Current trends contributing to reserve uncertainty

We are a multi-line multi-national property and casualty insurer. We are therefore subject to reserve uncertainty stemming from a number of conditions, including but not limited to those noted above, any of which could be material at any point in time for any line of business. Certain issues may become more or less important over time as conditions change. As various market conditions develop, we must assess whether those conditions constitute a long-term trend that should result in a reserving action (i.e. increasing or decreasing the reserve). Below is a discussion of certain market conditions that Company management has observed during 2005.

[In our 2005 Form 20-F, we will include a discussion on current market conditions]

Reserving for Asbestos reserves:

How Asbestos reserves are set

We have exposure to liabilities for asbestos related losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

In the United States coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

In the UK asbestos liabilities have emerged most frequently in the Employers Liability line. This coverage provides unlimited liability to individuals injured in the workplace. The effect of reinsurance purchased against large individual losses is dampened by the often multi-year nature of the liabilities which means a deductible for each year of exposure applies.

Reserving for Asbestos claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal Asbestos experts and external legal and professional advisors.

U.K. risks written in the U.K.

The majority of business in this area is employers’ liability (“EL”) written through U.K. Commercial with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for U.K. EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

We have used the U.K. Government Health & Safety Executive projections of probable numbers of future deaths from Mesothelioma, published in December 2003, as the basis to determine our U.K. reserves for future expected asbestos cases and applied this to our average cost, which is adjusted to allow for future inflation. The effect of using this data on our reserves is to increase the anticipated number of asbestos claims which are spread over an extended reporting period.

US risks written in the UK

U.S. asbestos exposure arises from a variety of sources including: London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through the London market and from participation in UK aviation pools.

In establishing reserves for US asbestos claims we evaluate each insured’s estimated liability for such claims using a ground up approach. We consider a variety of factors, including the State where underlying claims have been brought, past, current and anticipated future claim activity, disease mix, past settlement amounts for similar claims, dismissal rates, allocated claim adjustment expenses, and potential bankruptcy impact.

Having evaluated the insured’s probability for asbestos claims we then evaluate each insured’s insurance program for such claims. We consider each insured’s total available coverage, including policies issued by us. We also consider relevant judicial interpretations of policy language and applicable defences or determinations.

Once the gross ultimate exposure for indemnity and allocated claim adjustment expenses is determined for each insured by each policy year, we calculate our ceded reinsurance projection based on any applicable facultative or treaty reinsurances.

U.S. risks written in the U.S.

Claimants include both primary defendants and peripheral defendants. Primary asbestos defendants manufactured and distributed asbestos products and most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the primary defendant group. Some may have manufactured, distributed or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

A similar approach, to the one outlined above in US risks written in the UK, to establishing the reserves is used.

Asbestos reserves contain a high degree of uncertainty. Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;

•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;

•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;

•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;

•	inadequate development patterns;

•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;

•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;

•	the tendency for social trends and factors to influence jury verdicts; and

•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the United States is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos-related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Asbestos Reserves

The technical provisions include £xx million (net of discount) for asbestos in the U.K. and U.S. These provisions can be analyzed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 31 December 2005, analysed by risk and survival ratio for U.K. and U.S.

	Total	UK Risks	US Risks	US Risks
		Written in UK	Written in UK	Written in US
	£m	£m	£m	£m
As at 31 December 2005
Provisions
Net of re-insurance	x	x	x	x
Net of Discount	x	x	x	x
Survival Ratios – On
Payments
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x
Survival Ratios – On
Notifications
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x

As at 31 December 2004
Provisions
Net of re-insurance	x	x	x	x
Net of Discount	x	x	x	x
Survival Ratios – On
Payments
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x
Survival Ratios – On
Notifications
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x

As at 31 December 2003
Provisions
Net of re-insurance	x	x	x	x
Net of Discount	x	x	x	x
Survival Ratios – On
Payments
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x
Survival Ratios – On
Notifications
(Gross of Discount)
One Year	x	x	x	x
Three Year Average	x	x	x	x

Other disclosures regarding the impact of changes in the assumptions on reserve volatility

Our response to comment 3, below, outlines our proposed disclosures regarding how the changes in the underlying assumptions have resulted in changes in our reserve estimates historically.

Also as noted in our previous response of October 20, 2005, we plan to add additional sensitivity analysis on the long tail reserving segments to the Critical Accounting Policies section in the 2005 Form 20-F. Specifically we intend to include quantified sensitivities relating to:

•	U.S. workers compensation: loss development factors;

•	U.K and U.S. asbestos: case emergence rates.

The following is indicative of our proposed disclosure for these sensitivities:

The level of reserves for US workers compensation, at 31 December 2005, is £xxx million. The most important assumption for workers compensation reserves is the loss development factors, which implicitly allows for future inflation trends. The Company has reviewed the historical variation in paid loss patterns. If the paid loss development patterns change by x%, a change that is within historical variation, the estimated reserves would change by £xxx million, in either direction.

The level of reserves for asbestos, at 31 December 2005, is £xxx million. A key assumption in the estimation of the asbestos reserves is the emergence rate of claims. If the emergence rate should increase by x% the estimated reserves need would increase by £xxx million.

3. Please refer to prior comment four. We were unable to reconcile the total amounts in the table showing in your response to amounts disclosed on page 45 in your filing. Please explain this apparent inconsistency. Also, it is unclear which information in this response you plan to disclose in your 2005 Form F-20. Please confirm your planned new disclosure.

Response:

The amounts shown in the table we included in our letter of October 20, 2005 for prior year adverse reserve development were extracted from the net loss development tables included in our 2004, 2003 and 2002 Form 20-F annual filings.

Accordingly, as an illustration, the total 2004 prior year adverse reserve development of £338m can be directly traced to the table on page 43 of our 2004 Form-20F filing. The prior year amount of £1,185m included in the table on page 45 in the same filing is gross of reinsurance; it can be directly traced to the gross loss development table on page 42 of the filing.

The 2003 and 2002 prior year adverse reserve development amounts of £731m and £734m respectively can similarly be traced to the net loss development tables in each year’s Form 20-F filing.

In addition to continuing to disclose the items outlined in our response to comment four in our response letter of October 20, 2005, we propose for our 2005 Form 20-F filing to revise our disclosures as shown on pages 43 and 44 of our 2004 Form 20-F to provide further discussion on our reported adverse loss development in each of the years 2004, 2003 and 2002. For ease of reference, the proposed disclosures previously set out on pages 12 and 13 of our response letter of October 20, 2005 are included below:

2004

The adverse development of £338million for 2004 was mainly due to reserve strengthening in the United Kingdom of £174million and in the United States of £156million.

The reserve strengthening of £174million in the U.K. all arose in accident years 1995 and prior and primarily related to U.K. asbestos reserves. In preparing our U.K. asbestos reserve estimates we use U.K. Health and Safety Executive data tables. During 2004 we adopted the latest updated data tables which indicated a higher incidence of asbestos claims but which were spread over a longer period.

The reserve strengthening of £156million in the U.S. primarily related to accident years 2003, 2000 and 1995 and prior. Of the £156million, £95million related to strengthening of reserves for workers compensation. Following the adoption of a more consistent approach to claims handling practices across the group, resulting in more consistent data for analysis, and higher than expected medical inflation, workers compensation claims emergence in 2004 was higher than that previously expected.

2003

The adverse development of £731million in 2003 primarily arose from reserve strengthening in the U.S. of £617million and the U.K. of £75million.

Of the £617million reserve strengthening in the U.S., £491 million arose in accident years 1999 to 2001. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and general liability following the completion of a review of loss reserves by Tillinghast – Towers Perrin (“Tillinghast”). The review by Tillinghast established that actual claims emergence across the asbestos, workers compensation and general liability lines of business was running higher than that assumed within our previous loss reserve estimates.

The reserve strengthening of £75million in the U.K. primarily arose in accident years 2000, 1998, and 1995 and prior, which was offset by reserve decreases in 2001 and 2002. The reserve increases primarily related to increases in asbestos reserves following the completion of the review by Tillinghast. The review by Tillinghast established that actual claims emergence on asbestos reserves was running higher than that assumed within our previous loss reserve estimates.

2002

The adverse development of £734million in 2002 primarily arose from reserve strengthening in the U.S. of £406million, in the U.K. of £147million and in International of £121million.

The reserve strengthening of £406million in the U.S. primarily arose in accident years 2001,1999, and 1995 and prior. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and auto liability. An asbestos reserve review was undertaken by the Group in 2002 where the latest information projected a higher number of claims than had previously been assumed. Asbestos reserves in the U.S. were increased by £106million (before discounting). The remaining reserve increases of £300million primarily related to workers compensation and auto liability and were largely caused by higher than expected claims inflation.

The reserve strengthening of £147million in the U.K. primarily arose in accident years 1998 to 2001 and 1995 and prior. The reserve increases primarily related to increases in asbestos and auto liability reserves. The increase in asbestos reserves of £101million (before discounting) followed the findings of the internal asbestos review noted above. The increases in auto liability reserves arose after the emergence of higher than expected losses due to an increase in the number of younger drivers being insured.

The reserve strengthening of £121million in International primarily arose in accident years 2001, 1999, and 1995 and prior. The reserve increases primarily related to auto liability reserves and arose due to higher than expected claims inflation.

Item 18. Financial Statements

Note 50. Additional US GAAP Disclosures, page F-97

4. Please refer to prior comment seven. Please tell us if there were any adjustments to previously reported amounts in discontinued operations as required by paragraph 44 of SFAS 144.

Response:

Paragraph 44 of SFAS 144 requires that adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be classified separately in the current period in discontinued operations.

With the exception of separation expenses of £1m which arose in relation to the 2003 disposal of our Australian and New Zealand businesses, no adjustments arose in 2004 in respect of disposals included within discontinued operations in our 2003 20-F filing.

The reorganisation and integration provision movements in 2004 all related to continuing operations and as such are accounted for as exit activities in accordance with FAS 146 and as noted in our response to comment 7 in our response letter dated October 20, 2005, we consider that our disclosures, as outlined in that response meet the requirements of paragraph 20 of SFAS 146.

5. We are considering your response to prior comment eight. Please describe to us how you accounted for these arrangements, your basis for recognizing related gain or loss, and provide references to applicable US GAAP technical literature. Tell us the amount of form and consideration received or paid in connection with these renewal rights transactions, the duration of the renewal rights period, your ongoing servicing obligations, the amount of 2003 gain or loss on a US GAAP basis, the expected impact on future operating results on a US GAAP basis and the nature of contingent obligations or guarantees.

Response:

The sale of certain US business renewal rights to Travelers resulted in an initial non-refundable receipt of $25m in cash from Travellers which, less the $0.6m of associated costs, was recognised in 2003 and treated as an exceptional gain being included in the exceptional pre-tax profit of £71m disclosed on page F-51 of the 2003 Form 20-F. In note V on page F-136 of the 2003 Form 20-F we set out the aggregated reported loss under US GAAP which included the disposal of renewal rights to Travelers. The reported gain from the Travelers transaction under US GAAP was the same as for UK GAAP.

The renewal rights provided Travelers with the ongoing right to renew existing policies when they came up for renewal. Our primary obligation as a condition of this sale was to deliver a in-force policy list to Travellers which was done in 2003. This transaction was recognised in accordance with SAB 104 “Revenue Recognition” where all initial proceeds were recognised within the 2003 reporting period when our primary obligation was fulfilled. Our only other obligation was that our US Operation had certain minor administrative duties to fulfil on the renewal rights contract.

Liabilities for claims incurred for policies issued by the Group prior to the disposal of the renewal rights will continue to be borne by the Group and the related loss reserves remain within our US Operation’s total loss reserves. Accordingly the transaction does not fall under the scope set out in paragraph 6 of FAS 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. Claims under policies written by Travelers following disposal of the renewal rights will be borne by Travelers with no obligation to the Group. There are no contingent obligations or guarantees in relation to the sale of the renewal rights that require disclosure.

In addition to the original non-refundable receipt the Group was eligible to receive up to $65m of additional consideration dependent on the level of renewals achieved by Travelers on premiums renewed for the first renewal year. The Group received additional consideration of $10.5m in 2004 and $5.9m in 2005 under this agreement. No further payments will be received.

As requested, on Royal & Sun Alliance’s behalf, I hereby acknowledge that:

a.	Royal & Sun Alliance is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing; and
c.	Royal & Sun Alliance may not assert staff comments as a defence in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter please do not hesitate to contact me on +44 20 7111 7117.

Yours sincerely,

George Culmer
Chief Financial Officer